Exhibit 99.11

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE No. 2 (this “Supplemental Indenture”), dated as of January 25, 2024, is made between Selina Hospitality Plc, a public limited company incorporated under the laws of the England and Wales, with its registered office at 27 Old Gloucester Street, London WC1N 3AX, United Kingdom, as the issuer (the “Issuer”) and Wilmington Trust, National Association, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of October 27, 2022 providing for the issuance of the Issuer’s 6.00% Convertible Senior Notes due 2026 (the “Notes”);

WHEREAS, pursuant to Section 10.02 of the Indenture, the Note Documents may be amended or supplemented with the consent of the Issuer and the Consent of the Required Holders, subject to certain amendments, supplements and waivers that may not be adopted without the consent of each Holder of the applicable Notes affected thereby;

WHEREAS, certain Holders have agreed with the Issuer pursuant to separately negotiated exchange agreements to exchange their Notes in full for a combination of the Issuer’s 6.00% Senior Secured Notes due 2029, ordinary shares of the Issuer, and warrants to purchase ordinary shares of the Issuer (the “Exchange Transaction”);

WHEREAS the Issuer has requested that the Holders consent to amend the Indenture in certain respects as set forth herein and, subject to the prior satisfaction of the conditions set forth herein, the Issuer has obtained the written consent to this Supplemental Indenture from the Holders of at least a majority of the aggregate principal amount of the outstanding Notes (the “Consenting Holders”);

WHEREAS the consents of the Consenting Holders have not been validly revoked prior to the date hereof and, upon the execution and effectiveness of this Supplemental Indenture in accordance with the terms hereof, the Consenting Holders shall not be permitted to revoke such consents;

WHEREAS all conditions necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture valid and binding have been complied with or done and performed;

WHEREAS the Trustee is indemnified pursuant to Section 7.06 of the Indenture in connection with the Trustee’s execution of this Supplemental Indenture;

WHEREAS the Issuer has heretofore delivered or is delivering contemporaneously herewith to the Trustee (a) a copy of the resolutions of the Board of Directors of the Issuer authorizing the execution of this Supplemental Indenture and (b) the Officer’s Certificate and the Opinion of Counsel described in Sections 7.02 (b) and (c), 10.05 and 16.05 of the Indenture;

WHEREAS, pursuant to Section 10.02 of the Indenture, the Issuer and the Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. SUPPLEMENTAL INDENTURE TO AMEND INDENTURE. The parties hereto agree to cause the following amendments (the “Amendments”) to be made to the Indenture:

a. Section 4.08 (Registration Rights) shall be deleted in its entirety and replaced with the words “[Intentionally Omitted]”.

b. Section 4.10 (Minimum Unrestricted Cash) shall be deleted in its entirety and replaced with the words “[Intentionally Omitted]”.

c. Section 4.11 (Qualifying Equity Issuance) shall be deleted in its entirety and replaced with the words “[Intentionally Omitted]”.

d. Section 4.12 (Limitation on Incurrence of Indebtedness) shall be deleted in its entirety and replaced with the words “[Intentionally Omitted]”.

e. Section 6.01(e) shall be deleted in its entirety and replaced with the words “[Intentionally Omitted]”.

f. Section 6.01(h) shall be deleted in its entirety and replaced with the words “[Intentionally Omitted]”.

g. Section 6.01(i) shall be deleted in its entirety and replaced with the words “[Intentionally Omitted]”.

h. Any cross-references in the Indenture or the Notes to the above deleted provisions shall also be deemed to be deleted pursuant to this Supplemental Indenture.

3. CONDITIONS PRECEDENT. This Supplemental Indenture shall become effective (but the Amendments shall not become operative) upon satisfaction of the following conditions (the first date on which all of the following conditions have been satisfied being referred to herein as the “Second Supplemental Indenture Effective Date”):

(a)	the Trustee shall have received (i) counterparts of this Supplemental Indenture executed by the Issuer and the Trustee and (ii) evidence of the consent of the Consenting Holders to this Supplemental Indenture (in form and content satisfactory to the Trustee in its sole discretion), which consents have not been withdrawn or revoked;

(b)	the Trustee shall have received the Officer’s Certificate and Opinion of Counsel described in Sections 7.02 (b) and (c), 10.05 and 16.05 of the Indenture (in form and content acceptable to the Trustee in its sole discretion); and

(c)	the Trustee shall have received all fees and other amounts due and payable on or prior to the Second Supplemental Indenture Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses incurred under or relating to the Indenture.

4. EFFECTIVENESS OF SUPPLEMENTAL INDENTURE AND OPERATIVENESS OF THE AMENDMENTS. From and after the Second Supplemental Indenture Effective Date, every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture, as supplemented by this Supplemental Indenture, shall be bound by the terms of the Indenture as amended hereby. On or after the Second Supplemental Indenture Effective Date, the Amendments shall only become operative when the Exchange Transaction has been completed (such date, the “Operative Date”). If the Operative Date has not occurred by 11:59 p.m. Eastern Time on January 31, 2024, the Second Supplemental Indenture Effective Date shall be deemed to not have occurred and this Supplemental Indenture shall have no further force or effect. The Issuer will deliver promptly after the Operative Date an Officer’s Certificate to the Trustee confirming that the Proposed Amendments have become operative.

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5. CONFIRMATION OF INDENTURE. Except as explicitly set forth in this Supplemental Indenture, the Indenture shall remain unmodified and in full force and effect, including without limitation Section 7.06 thereof and, as amended by this Supplemental Indenture, is in all respects hereby confirmed and ratified.

6. GOVERNING LAW; JURISDICTION. THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Supplemental Indenture may be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Company has appointed CT Corporation System at 28 Liberty Street, New York, New York 10005, as its authorized agent, upon whom process may be served in any suit, action or proceeding arising out of or based upon this Supplemental Indenture or the transactions contemplated herein which may be instituted in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York.

7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

9. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

SELINA HOSPITALITY PLC, as Issuer

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ RITA MARIE RITROVATO
Name:	Rita Marie Ritrovato
Title:	Vice President

[signature page to supplemental indenture